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Li He

Davis Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District Beijing 100004	86 10 8567 5005 tel 86 10 8567 5105 fax li.he@davispolk.com

March 21, 2014

Re:	iKang Healthcare Group, Inc.
Registration Statement on Form F-1
Amendment No. 1 to Registration Statement on Form F-1

Attention:	Jeffrey P. Riedler
Austin Stephenson
Tabatha Akins
Andrew Mew

Dear Mr. Riedler:

On behalf of iKang Healthcare Group, Inc. (the “Company”), a company incorporated under the laws of the Cayman Islands, we are filing Amendment No. 1 to the Company’s revised Registration Statement on Form F-1 (the “Registration Statement”), as well as the related exhibits to the Securities and Exchange Commission (the “Commission”).

This revised draft Registration Statement has been marked to show changes to the draft registration statement filed to the Commission on March 3, 2014. On behalf of the Company, we wish to thank you and other members of the staff of the Commission (the “Staff”) for your prompt response to the Company’s request for comments.

The Company currently contemplates filing an amendment to the Registration Statement with the information as to the estimated price range and the number of ADSs to be offered on March 25. In this regard, we would be grateful if the Staff could respond promptly to confirm if the Staff has any additional comments on the Registration Statement.

The Company has responded to all of the Staff’s comments in the letter dated March 19, 2014 by revising the draft Registration Statement to address the comment, by providing an explanation if the Company has not so revised the draft Registration Statement, or by providing supplemental information as requested. The revised draft Registration Statement also contains certain additional updates and revisions, including (1) the disclosure of Adjusted Net Income which is a non-GAAP financial measure, and (2) the disclosure of selling shareholders.

Set forth below are the Company’s responses to the comments contained in the letter dated March 19, 2014 from the Staff. The Staff’s comments are repeated below, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the draft Registration Statement where the language addressing a particular comment appears.

Index to Consolidated Financial Statements

Notes to unaudited condensed consolidated financial statements for the nine-month periods ended December 31, 2012 and 2013

23. Subsequent Events, page F-98

1. We note your disclosure that on March 1, 2014, you entered into a Share Swap agreement with iKang Healthcare Group, Inc. which becomes the ultimate holding company of the Company upon the completion of the 1 to 1 share exchange with your existing shareholders for all shares of equivalent classes. In that regard, please tell us and disclose, in more detail, the terms of the agreement including how the exchange worked with respect to your existing different classes of common and preferred shares at the iKang Guobin Healthcare Group, Inc. level on March 1, 2014. In addition, please also provide similar disclosure in the Capitalization and MD&A sections, on pages 65 and 76, respectively.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 12, 59 and 73 and F-98 and added similar disclosure in the Capitalization and MD&A sections on pages 66 and 78 to clarify how the share exchange worked with respect to the different classes of common and preferred shares of iKang Guobin Healthcare Group, Inc.

Exhibit 99.2 – Form of PRC Legal Opinion

2. As we indicated in comment 27 from our letter dated January 2, 2014, this exhibit must specifically include King & Wood Mallesons Lawyers’ consent to each use of its name in the registration statement. The consent should identify each instance of use of counsel’s name to which it is consenting. Please revise accordingly.

In response to the Staff’s comment, King & Wood Mallesons Lawyers has revised the form of its PRC legal opinion to identify each references to its name in the Registration Statement to give its consent to the use of its name.

The Company respectfully acknowledges to the Staff that it understands the Company and its management are responsible for the accuracy and adequacy of the disclosure made in the Registration Statement. The Company also acknowledges that it understands the Staff’s instructions on submitting the request for acceleration of the effective date of the Registration Statement and will allow adequate time for the Staff to review any amendment prior to the requested effective date of the Registration statement.

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Davis Polk & Wardwell LLP

Should any questions arise, please do not hesitate to contact me at +86-10-8567-5005 (li.he@davispolk.com) or my colleague, Terrence R. O’Donnell at +852-2533-3376 (terrence.odonnell@davispolk.com), or Mark Lian of Deloitte Touche Tohmatsu at +86-10- 8520-7156 (mlian@deloitte.com.cn).

Please acknowledge receipt of the submission by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Yours sincerely,
/s/ Li He
Li He

Enclosures

cc:

Mr. Ligang Zhang, Chairman of the Board of Directors and Chief Executive Officer

Mr. Yang Chen, Chief Financial Officer

     iKang Healthcare Group, Inc.

Mr. Mark Lian, Partner

Mr. Jay Harrison, Partner

    Deloitte Touche Tohmatsu Certified Public Accountants LLP

Mr. Chris K.H. Lin, Esq., Partner

Mr. Daniel Fertig, Esq., Partner

    Simpson Thacher & Bartlett LLP

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